Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258947
SUPPLEMENT, DATED SEPTEMBER 22, 2021, TO
PROXY STATEMENT/PROSPECTUS

This supplement is being mailed to the common stockholders of Capstead Mortgage Corporation (“Capstead”) who are eligible to vote at the special meeting of common stockholders of Capstead to be held on October 15, 2021 (the “Capstead special meeting”), and supplements the information contained in the proxy statement/prospectus, dated September 7, 2021 (the “proxy statement/prospectus”), filed by Benefit Street Partners Realty Trust, Inc. (“BSPRT”) and Capstead relating to the merger (the “Merger”) of Rodeo Sub I, LLC, a subsidiary of BSPRT (“Merger Sub”), and Capstead, with Merger Sub continuing as the surviving entity, as set forth in the Agreement and Plan of Merger, dated as of July 25, 2021 (as amended, the “Merger Agreement”), by and among BSPRT, Merger Sub, Capstead and Benefit Street Partners L.L.C., the external advisor of BSPRT (the “BSPRT Advisor”). Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the proxy statement/prospectus.
At the Capstead special meeting, the Capstead common stockholders will be asked to (i) consider and vote on a proposal (the “Capstead Merger Proposal”) to approve the Merger and the other transactions contemplated by the Merger Agreement, (ii) consider and vote on a non-binding advisory proposal (the “Capstead Non-Binding Compensation Advisory Proposal”) to approve the compensation that may be paid or become payable to Capstead’s named executive officers that is based on or otherwise relates to the Merger and (iii) approve the adjournment of the Capstead special meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Capstead Merger Proposal (the “Capstead Adjournment Proposal”).
Except to the extent amended, revised or updated by the information contained herein, this supplement does not amend, revise or update any of the other information set forth in the proxy statement/prospectus.
The purpose of this supplement is to update and supplement the information in the proxy statement/prospectus with information regarding an amendment to the Merger Agreement (“Amendment No. 1”) dated September 22, 2021. As described in the proxy statement/prospectus, in order to enhance the stability of the combined company’s stock price after the closing of the Merger, the Merger Agreement required that, prior to the closing of the Merger, BSPRT effect a recapitalization that would have resulted in BSPRT’s currently outstanding common stock being split into Class A common stock (which would be listed at the closing of the Merger) and Class B common stock (which would not be listed but which would automatically convert to listed Class A shares six months after the listing of the Class A common stock).
BSPRT and Capstead recently determined that using preferred stock in the recapitalization instead of the proposed Class B common stock will more effectively achieve the recapitalization purpose of enhancing the stability of the combined company’s stock price after the closing of the Merger. Amendment No. 1 provides that BSPRT common stockholders shall receive Series F Convertible Preferred Stock (“BSPRT Series F Preferred Stock”) in the BSPRT recapitalization instead of Class B common stock. Like the originally proposed Class B common stock, the BSPRT Series F Preferred Stock will automatically convert on a one-for-one basis into BSPRT common stock six months after listing of the BSPRT common stock, and the BSPRT Series F Preferred Stock will have the same dividend and voting rights as the originally proposed Class B common stock. Amendment No. 1 does not impact the consideration to be paid in the Merger or any other term of the Merger Agreement.
The Capstead Board continues to unanimously recommend that the Capstead common stockholders vote “FOR” the Capstead Merger Proposal, “FOR” the Capstead Non-Binding Compensation Advisory Proposal and “FOR” the Capstead Adjournment Proposal. If you are a common stockholder of Capstead and have not already authorized a proxy for use at the Capstead special meeting, you are urged to do so promptly. No action in connection with this supplement is required by any Capstead common stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy. For more information about how to authorize a proxy or revoke a proxy or voting instructions, see “The Capstead Special Meeting-Record Date; Voting Rights; Proxies” beginning on page 156 of the proxy statement/prospectus.
This supplement, which forms part of a registration statement on Form S-4 filed by BSPRT with the SEC, constitutes a supplement to the prospectus of BSPRT for purposes of the Securities Act of 1933, as amended, with respect to the BSPRT common stock to be issued in connection with the Merger. This supplement also constitutes a supplement to the proxy statement of Capstead for purposes of the Securities Exchange Act of 1934, as amended.
You should read carefully and in their entirety this supplement and the proxy statement/prospectus and all accompanying annexes. You should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 26 of the proxy statement/prospectus, as amended and supplemented by the information beginning on page 4 of this supplement.
Neither the SEC nor any state securities commission has passed upon the adequacy or accuracy of the accompanying supplement or the adequacy or accuracy of the proxy statement/prospectus. Any representation to the contrary is a criminal offense.

REVISED DISCLOSURE
This supplement should be read in conjunction with the proxy statement/prospectus which should be read in its entirety. Page references in the below disclosures are to pages in the proxy statement/prospectus, and defined terms used but not defined herein have the meanings set forth in the proxy statement/prospectus. To the extent the following information differs from or conflicts with the information contained in the proxy statement/prospectus, the information set forth below shall be deemed to supersede the respective information in the proxy statement/prospectus.
The cover of the proxy statement/prospectus is hereby revised as follows:
The first and fifth paragraphs on the cover of the proxy statement/prospectus are replaced entirely as follows:
The board of directors (the “BSPRT Board”) of Benefit Street Partners Realty Trust, Inc. (“BSPRT”) and the board of directors (the “Capstead Board”) of Capstead Mortgage Corporation (“Capstead”), each a Maryland corporation, each have approved an Agreement and Plan of Merger, dated as of July 25, 2021 (as amended on September 22, 2021, and as such agreement may be further amended or modified from time to time, the “Merger Agreement”), by and among BSPRT, Rodeo Sub I, LLC, a Maryland limited liability company (“Merger Sub”), Capstead and Benefit Street Partners L.L.C., a Delaware limited liability company and the external advisor of BSPRT (the “BSPRT Advisor”), pursuant to which Capstead will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”). The closing of the Merger will occur as promptly as practicable following satisfaction of all closing conditions set forth in the Merger Agreement, but either BSPRT or Capstead may terminate the Merger Agreement if the closing has not occurred by January 26, 2022. Prior to the completion of the Merger, BSPRT will change its name to “Franklin BSP Realty Trust, Inc.” and, upon completion of the Merger, its shares of common stock, par value $0.01 per share (“BSPRT Common Stock”), will be listed on the New York Stock Exchange under the symbol “FBRT”.
This proxy statement/prospectus provides detailed information about the Capstead special meeting, the Merger Agreement, the Merger and other related matters. A copy of the Merger Agreement is included as Annex A to this proxy statement/prospectus and a copy of Amendment No. 1 is included as Annex E to this supplement. We encourage you to read this proxy statement/prospectus, the Merger Agreement and the other annexes to this proxy statement/prospectus carefully and in their entirety. In particular, you should carefully consider the discussion in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 26. You may also obtain more information about each company from the documents they file with the Securities and Exchange Commission (the “SEC”).
The section of the proxy statement/prospectus entitled “Questions and Answers About the Special Meetings and the Merger” is hereby revised as follows:
The following defined term is added on page 1 of the proxy statement/prospectus:
•
“Amendment No. 1” means that certain Amendment No. 1 to the Merger Agreement, dated September 22, 2021, by and among BSPRT, Merger Sub, Capstead and the BSPRT Advisor, a copy of which is attached as Annex E to this supplement.

The definition of “BSPRT Class B Common Stock” on page 1 of the proxy statement/prospectus is hereby deleted in its entirety.
The definition of “BSPRT Common Stock” on page 1 of the proxy statement/prospectus is hereby replaced in its entirety with the following:
•	“BSPRT Common Stock” refers to the common stock, par value $0.01 per share, of BSPRT.
The following defined terms are added on page 1 of the proxy statement/prospectus:
•	“BSPRT Series F Preferred Stock” refers to BSPRT’s Series F convertible preferred stock, par value $0.01 per share, which will be created in connection with the BSPRT Recapitalization.
•	“BSPRT Series F Preferred Stock Articles Supplementary” refers to the Articles Supplementary concerning the BSPRT Series F Preferred Stock, a copy of which is attached as Annex F to this supplement.

The definition of “BSPRT Stock Dividend” on page 1 of the proxy statement/prospectus is replaced in its entirety with the following:
•
“BSPRT Stock Dividend” refers to the stock dividend of nine shares of BSPRT Series F Preferred Stock to be distributed to each holder of one share of BSPRT Common Stock, which will be completed prior to the Merger.

The definition of “Merger Agreement” on page 3 of the proxy statement/prospectus is replaced in its entirety with the following:
•
“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of July 25, 2021, by and among BSPRT, Merger Sub, Capstead and the BSPRT Advisor, as amended by Amendment No. 1 (a copy of which is included as Annex E to this supplement), and as it may be amended or modified from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus.

The Q&A on page 4 of the proxy statement/prospectus labeled “Following the Merger, what percentage of BSPRT Common Stock will current BSPRT stockholders and Capstead stockholders own?” is replaced in its entirety with the following:
Q:	Following the Merger, what percentage of BSPRT Common Stock will current BSPRT stockholders and Capstead stockholders own?
A:
Immediately following the completion of the Merger, based on the number of issued and outstanding shares of BSPRT Common Stock and Capstead Common Stock (excluding Cancelled Shares) as of July 31, 2021, the assumed conversion of all of the shares of BSPRT Series A Preferred Stock as of the Closing, the assumed conversion of all of the shares of BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock and BSPRT Series F Preferred Stock (as if such shares had converted on the Closing) and an assumed Exchange Ratio of 0.3521:

•
the shares of BSPRT’s common stock held by the BSPRT stockholders as of immediately prior to Closing are expected to represent in the aggregate approximately 62.8% of the Combined Company’s outstanding shares of common stock; and

•	Capstead stockholders as of immediately prior to Closing are expected to own in the aggregate the remaining approximately 37.2% of the Combined Company’s outstanding shares of common stock.
The exact equity stake of BSPRT stockholders and Capstead stockholders in the Combined Company immediately following the Merger will depend on the final Exchange Ratio (as determined and publicly announced at least three business days before the Capstead special meeting) and the number of shares of BSPRT’s common stock and Capstead Common Stock issued and outstanding immediately prior to the Merger.
The Q&A on page 6 of the proxy statement/prospectus labeled “How will BSPRT stockholders be affected by the Merger and the BSPRT Common Stock Issuance?” is replaced in its entirety with the following:
Q:	How will BSPRT stockholders be affected by the Merger and the BSPRT Common Stock Issuance?
A:
Prior the consummation of the Merger, and as contemplated by the Merger Agreement, BSPRT has agreed to take necessary corporate actions to effect the BSPRT Reverse Stock Split. In connection with the BSPRT Reverse Stock Split, BSPRT will file with the State Department of Assessments and Taxation of Maryland (the “SDAT”) Articles of Amendment (the “Articles of Amendment”) to the BSPRT Charter, and each outstanding share of BSPRT Common Stock as of the effective date of the Articles of Amendment will automatically combine into 1/10th of a share of BSPRT Common Stock.

Following the BSPRT Reverse Stock Split, as contemplated by the Merger Agreement, BSPRT has also agreed to effect a stock dividend on the BSPRT Common Stock (the “BSPRT Stock Dividend,” and together with the BSPRT Reverse Stock Split, the “BSPRT Recapitalization”) wherein BSPRT will file with the SDAT the BSPRT Series F Preferred Stock Articles Supplementary to the BSPRT Charter, reclassifying 50,000,000 shares of authorized but unissued shares of BSPRT Common Stock as preferred stock and designating and classifying a new series of convertible preferred stock, the BSPRT Series F Preferred Stock, and will distribute nine shares of BSPRT Series F Preferred Stock to each holder of BSPRT Common Stock as of the record date to be specified by the BSPRT Board. The BSPRT Series F Preferred Stock will receive dividends and vote on an as-converted basis with the BSPRT Common Stock, but will rank senior to the BSPRT Common Stock with respect to the distribution of assets upon a liquidation, dissolution or winding up of the Combined Company (other than a liquidation, dissolution or winding up of the Combined Company that results in the automatic conversion of the BSPRT Series F Preferred Stock into BSPRT Common Stock). The BSPRT Series F Preferred Stock will automatically convert, on a one-for-one basis, into shares of BSPRT Common Stock upon the earlier of (i) the six-month anniversary of the listing of the BSPRT Common Stock on the NYSE, (ii) the date approved as the conversion date by the BSPRT Board following a termination of the Merger Agreement, (iii) three business days prior to a liquidation, dissolution or winding up of the Combined Company in the event that the BSPRT Board determines (which determination will be conclusive) that the liquidating distribution per share in respect of such converted share of BSPRT Series F Preferred Stock (or fractional share) would be in an amount in excess of the liquidation preference of $2.00 per share or (iv) immediately prior to the effective time of a qualifying change of control, provided that the consideration per share payable in connection with such change in control in respect of such converted share of BSPRT Series F Preferred Stock (or fractional share) is an amount in excess of the liquidation preference of $2.00. The BSPRT Series F Preferred Stock will not be listed on the NYSE, and therefore holders of BSPRT Series F Preferred Stock will not be able to sell their shares of BSPRT Series F Preferred Stock on the NYSE until the automatic conversion of such BSPRT Series F Preferred Stock into shares of BSPRT Common Stock.
The BSPRT Recapitalization will result in each stockholder of BSPRT Common Stock having the same economic value of equity securities in BSPRT as such holder did prior to the BSPRT Recapitalization, except that each such holder will have 10% of their holdings in BSPRT Common Stock and 90% of their holdings in BSPRT Series F Preferred Stock.
Immediately following the Merger, each BSPRT stockholder will continue to own the same number of shares of BSPRT stock that such stockholder held after the BSPRT Recapitalization but immediately prior to the Merger. Because BSPRT will be issuing new shares of BSPRT Common Stock to Capstead stockholders in the Merger, each outstanding share of BSPRT Common Stock immediately prior to the Merger will represent a smaller percentage of the aggregate number of shares of BSPRT Common Stock outstanding after the Merger. In addition, holders of BSPRT Series F Preferred Stock will not be able to sell their shares of BSPRT Series F Preferred Stock on the NYSE until the automatic conversion of such BSPRT Series F Preferred Stock into shares of BSPRT Common Stock, which will be six months after the listing of the BSPRT Common Stock on the NYSE (which listing will occur prior to Closing).
The “Summary” section of the proxy statement/prospectus is hereby revised as follows:
The fifth paragraph in the Section “Summary—The Companies—Benefit Street Partners Realty Trust, Inc.” on page 13 of the proxy statement/prospectus is replaced in its entirety with the following:
Prior to the consummation of the Merger, BSPRT intends to change its name to Franklin BSP Realty Trust, Inc.
The Section “Summary—The Merger—The Merger” on pages 14 and 15 of the proxy statement/prospectus is replaced in its entirety with the following:
Subject to the terms and conditions of the Merger Agreement, Capstead will merge with and into Merger Sub, with Merger Sub continuing as the surviving company from the Merger. As a result of the Merger, the surviving company will be a direct wholly owned subsidiary of BSPRT.
Immediately following the completion of the Merger, based on the number of issued and outstanding shares of BSPRT Common Stock and Capstead Common Stock (excluding Cancelled Shares) as of July 31, 2021, the assumed conversion of all of the shares of BSPRT Series A Preferred Stock as of the Closing, the assumed conversion of all of the shares of BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock and BSPRT Series F Preferred Stock (as if such shares had converted on the Closing) and an assumed Exchange Ratio of 0.3521:
•
the shares of BSPRT’s common stock held by the BSPRT stockholders as of immediately prior to Closing are expected to represent in the aggregate approximately 62.8% of the Combined Company’s outstanding shares of common stock; and

•	Capstead stockholders as of immediately prior to Closing are expected to own in the aggregate the remaining approximately 37.2% of the Combined Company’s outstanding shares of common stock.

The exact equity stake of BSPRT stockholders and Capstead stockholders in the Combined Company immediately following the Merger will depend on the final Exchange Ratio (as determined and publicly announced at least three business days before the Capstead special meeting) and the actual number of shares of BSPRT’s common stock and Capstead Common Stock issued and outstanding immediately prior to the Merger.
The fifth bullet in the Section “Summary—Conditions to Complete the Merger” on page 20 of the proxy statement/prospectus is replaced in its entirety with the following:
•
the BSPRT Recapitalization will have been effectuated by the filing with and acceptance for record by the SDAT of (i) articles of amendment in a form reasonably acceptable to Capstead to effect the BSPRT Reverse Stock Split, and (ii) the BSPRT Series F Preferred Stock Articles Supplementary in a form reasonably acceptable to Capstead;

The section “Summary—Description of BSPRT Capital Stock” on page 24 of the proxy statement/prospectus is replaced in its entirety with the following:
The following table reflects the BSPRT’s capital stock as of each of:
•	July 31, 2021;
•
as adjusted to reflect the BSPRT Recapitalization and the automatic conversion of BSPRT’s Series A Preferred Stock into shares of BSPRT Common Stock upon the listing of the BSPRT Common Stock, assuming each had occurred on July 31, 2021; and

•
as further adjusted to reflect the BSPRT Common Stock and BSPRT Series E Preferred Stock expected to be issued in the Merger based on the book values per share of BSPRT Common Stock and Capstead Common Stock as of June 30, 2021.

	As of July 31, 2021	After BSPRT Recapitalization/Preferred Stock Conversions	Merger Closing
BSPRT Common Stock	44,148,122	12,064,458	46,174,343(1)
BSPRT Series A Preferred Stock	25,567	0	0
BSPRT Series C Preferred Stock	1,400	1,400	1,400
BSPRT Series D Preferred Stock	17,950	17,950	17,950
BSPRT Series E Preferred Stock	0	0	10,329,039
BSPRT Series F Preferred Stock	0	39,733,310	39,733,310
(1)	Actual amounts will be determined based on the final Exchange Ratio (as determined and publicly announced at least three business days before the Capstead special meeting).
Holders of the BSPRT Common Stock and BSPRT Series F Preferred Stock have voting rights and are entitled to receive dividends if, as and when authorized by the BSPRT Board, and declared by BSPRT out of assets legally available therefor.
For a description of BSPRT’s Series C and Series D Preferred Stock that will remain outstanding after the Closing, including the terms upon which such shares will convert into BSPRT Common Stock, see “Description of BSPRT Capital Stock—Preferred Stock.”
The BSPRT Series E Preferred Stock issued in the Merger will have materially the same terms as the Capstead Series E Preferred Stock for which it will be exchanged in the Merger.
The “Risk Factors” section of the proxy statement/prospectus is hereby revised as follows:
The second risk factor on page 28 of the proxy statement/prospectus is replaced in its entirety with the following:
The voting power of BSPRT stockholders and Capstead stockholders will be diluted by the Merger.
The Merger will dilute the ownership position of BSPRT stockholders and result in Capstead stockholders having an ownership stake in the Combined Company that is smaller than their current stake in Capstead. BSPRT and Capstead estimate that, based on an assumed Exchange Ratio of 0.3521, immediately following the completion of the Merger, BSPRT stockholders as of immediately prior to Closing will own in the aggregate approximately 62.8% of outstanding shares of common stock of the Combined Company and Capstead common stockholders as of immediately prior to Closing will own in the aggregate approximately 37.2% of outstanding shares of common stock of the Combined Company, based on the number of issued and outstanding shares of BSPRT Common Stock and Capstead Common Stock (excluding Cancelled Shares) as of July 31, 2021 (and applying (i) the conversion of all of the outstanding shares of BSPRT Series A Preferred Stock into BSPRT Common Stock as of the Closing and (ii) assuming conversion of all of the outstanding shares of BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock and BSPRT Series F Preferred Stock (as if such shares had converted on the Closing)). Consequently, BSPRT stockholders and Capstead stockholders, as a general matter, will have less influence over the Combined Company’s management and policies after the effective time of the Merger than they currently exercise over the management and policies of BSPRT and Capstead, respectively.
The third risk factor on page 31 of the proxy statement/prospectus is replaced in its entirety with the following:
Because BSPRT has a large number of stockholders and shares of BSPRT Common Stock have not been listed on a national securities exchange, there may be significant pent-up demand to sell shares of BSPRT Common Stock once applicable lock-up restrictions expire six months following the effective time of the Merger. Significant sales of shares of BSPRT Common Stock, or the perception that significant sales of such shares could occur, may adversely impact the price of shares of BSPRT Common Stock once listed.
Pursuant to certain lock-up agreements and the restructuring of BSPRT’s equity prior to the effective time of the Merger, approximately 94% of the shares of BSPRT Common Stock (including the shares of Series A Preferred Stock to be converted into BSPRT Common Stock at Closing and the BSPRT Series F Preferred Stock issued in the BSPRT Stock Dividend) will be prohibited from being publicly traded for six months following the Merger. As of June 30, 2021, there were 44,284,833 shares of BSPRT Common Stock issued and outstanding and approximately 13,438,868 shares of BSPRT Common Stock that will be issued upon conversion of BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock at various times after Closing in accordance with the terms of such preferred stock. Of the 44,284,833 shares of BSPRT Common Stock outstanding as of June 30, 2021, approximately 39,733,309 shares will be held as BSPRT Series F Preferred Stock following the BSPRT Recapitalization, which will convert into shares of BSPRT Common Stock six months after listing. BSPRT Common Stock has never been listed on any national securities exchange and the ability of stockholders to liquidate their investments has been limited. As a result, there may be significant pent-up demand to sell shares of BSPRT Common Stock once the lock-up restrictions referenced above expire six months following the effective time of the Merger. A large volume of sales of shares of BSPRT Common Stock could decrease the prevailing market price of shares of BSPRT Common Stock and could impair the Combined Company’s ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of shares of BSPRT Common Stock are not effected, the mere perception of the possibility of these sales could depress the market price of shares of BSPRT Common Stock and have a negative effect on the Combined Company’s ability to raise capital in the future. As a result of the conversion terms of the BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock and BSPRT Series F Preferred Stock and related contractual restrictions on certain of these shares, we expect that a significant portion of BSPRT Common Stock held by current stockholders (including shares underlying convertible securities), will be available for sale through the facilities of the NYSE six months after the initial listing of BSPRT Common Stock.
The following risk factor is added as a new risk factor on page 31 of the proxy statement/prospectus:
It is uncertain whether the shares of BSPRT Common Stock following consummation of the Merger will be included in certain stock indices, which may negatively impact the market price of the BSPRT Common Stock.
Shares of Capstead Common Stock currently are included in certain stock indices, including the S&P SmallCap 600. There can be no assurance that these indices will continue to include the Combined Company as a component following the consummation of the Merger. If the BSPRT Common Stock is not included on such indices, then index funds, exchange-traded funds and other institutional investors whose investments mirror these indices may sell or reduce their holdings of BSPRT Common Stock following the BSPRT Common Stock Issuance in the Merger. This could result in a decrease in liquidity and an oversupply of BSPRT Common Stock, adversely affecting its share price.

The following risk factor is added as a new risk factor on page 33 of the proxy statement/prospectus:
Pursuant to the BSPRT Recapitalization, 90% of BSPRT Common Stock will be converted into BSPRT Series F Preferred Stock which will rank senior to the BSPRT Common Stock with respect to the distribution of assets upon any qualifying liquidation, dissolution or winding up of the Combined Company.
Following the BSPRT Recapitalization, the current holders of BSPRT Common Stock will hold approximately 39.7 million shares of BSPRT Series F Preferred Stock. Although holders of BSPRT Series F Preferred Stock will receive dividends at the same rate as, and will vote on an as-converted basis with, the holders of BSPRT Common Stock, pursuant to the BSPRT Series F Preferred Stock Articles Supplementary, attached to this supplement as Annex F, the BSPRT Series F Preferred Stock will rank senior to the BSPRT Common Stock with respect to the distribution of assets upon any liquidation, dissolution or winding up of the Combined Company (other than a liquidation, dissolution or winding up of the Combined Company that results in the automatic conversion of such BSPRT Series F Preferred Stock into BSPRT Common Stock). Therefore, during the period between the Closing and the automatic conversion of the BSPRT Series F Preferred Stock into BSPRT Common Stock six months after the listing of the BSPRT Common Stock on the NYSE, the legacy shareholders of BSPRT holding shares of BSPRT Series F Preferred Stock will have senior rights to receive assets upon a qualifying liquidation, dissolution or winding up than the legacy Capstead shareholders who receive BSPRT Common Stock in the Merger.
The section of the proxy statement/prospectus entitled “The Companies” is hereby revised as follows:
The second paragraph of the section of the proxy statement/prospectus entitled “The Companies—The Combined Businesses” on page 54 of the proxy statement/prospectus is hereby replaced in its entirety as follows:
Upon completion of the Merger, the Combined Company is expected to have a pro forma shareholders equity capitalization of approximately $1,827.9 million and will continue to be externally managed by the BSPRT Advisor. The pro forma shareholders equity capitalization will increase to approximately $2,011.6 million upon the conversion of the BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock.
The section of the proxy statement/prospectus entitled “Proposals Submitted to the Capstead Stockholders” is hereby revised as follows:
The first paragraph of the section entitled “Proposal 1: Capstead Merger Proposal” on page 58 of the proxy statement/prospectus is hereby replaced in its entirety as follows:
Capstead common stockholders are asked to approve the Capstead Merger Proposal as contemplated by the Merger Agreement. For a summary and detailed information regarding the Capstead Merger Proposal, see the information about the Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 60 and “The Merger Agreement” beginning on page 94. Copies of the Merger Agreement and Amendment No. 1 are attached as Annex A and Annex E to this proxy statement/prospectus and supplement, respectively.
The section of the proxy statement/prospectus entitled “The Merger” is hereby revised as follows:
The first paragraph of the “The Merger” section on page 60 of the proxy statement/prospectus is replaced in its entirety as follows:
The following is a summary of the material terms of the Merger. This summary does not purport to be complete and may not contain all of the information about the Merger that is important to you. The summary of the material terms of the Merger below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, as amended by Amendment No. 1, copies of which are attached to this proxy statement/prospectus and supplement as Annex A and Annex E, respectively, and are incorporated by reference into this proxy statement/prospectus and supplement. You are urged to read this proxy statement/prospectus and supplement, including the Merger Agreement and Amendment No. 1, carefully and in their entirety for a more complete understanding of the Merger.
The section entitled “Background of the Merger” is supplemented, beginning on page 72 of the proxy statement/prospectus, as follows:
In August 2021, members of BSPRT’s management held discussions with its financial and legal advisors on the potential impact the Class B common stock could have on the trading of the Combined Company’s common stock after Closing due to stock index eligibility concerns. Based on these discussions BSPRT determined that using convertible preferred stock instead of Class B common stock would more effectively achieve the goal of enhancing the stability of the Combined Company’s stock price after the Closing.
Following this determination, representatives of Hogan Lovells and BSPRT engaged representatives of Hunton and Capstead, respectively, on September 10, 12 and 13 regarding potentially amending the Merger Agreement to restructure the BSPRT Recapitalization to use convertible preferred stock instead of Class B common stock. On September 14, representatives of Hogan Lovells sent representatives of Hunton a proposed amendment to the Merger Agreement that would replace the proposed Class B common stock dividend in the BSPRT Recapitalization with a proposed Series F preferred stock dividend. On the same date, representatives of Hogan Lovells sent representatives of Hunton the proposed terms of the BSPRT Series F preferred stock. Between September 15, 2021 and September 21, 2021, representatives of Hogan Lovells and Hunton finalized the Merger Agreement amendment and the terms of the BSPRT Series F preferred stock.
On September 22, 2021, the BSPRT Board and the Capstead Board each unanimously approved the Merger Agreement amendment, and on September 22, 2021, Capstead, BSPRT, Merger Sub and the BSPRT Advisor entered into Amendment No. 1.
The section of the proxy statement/prospectus entitled “The Merger Agreement” is hereby revised as follows:
The first paragraph on page 94 of the proxy statement/prospectus under the heading “The Merger Agreement” is hereby replaced in its entirety as follows:
The following is a summary of the material terms of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The summary of the material terms of the Merger Agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement, as amended by Amendment No. 1, copies which are attached to this proxy statement/prospectus and supplement as Annex A and Annex E, respectively, and are incorporated by reference into this proxy statement/prospectus and supplement. You are urged to read the Merger Agreement carefully and in its entirety because it, and not the description below or elsewhere in this proxy statement/prospectus or supplement, is the legal document that governs the Merger.
The second bullet on page 94 of the proxy statement/prospectus under the heading “Consideration for the Merger” is hereby replaced in its entirety as follows:
•
from BSPRT (A) a number of shares of BSPRT’s common stock, $0.01 par value per share (“BSPRT Common Stock”) equal to the quotient (rounded to the nearest one ten-thousandth) (the “Exchange Ratio”) determined by dividing (i) Capstead’s adjusted book value per share by (ii) BSPRT’s adjusted book value per share (the “Per Share Stock Consideration”), and (B) a cash amount equal to the product of (rounding to the nearest cent) (x) Capstead’s adjusted book value per share multiplied by 15.75%, multiplied by (y) 22.5%, without any interest thereon (the “Per Share Cash Consideration” and together with the Per Share Stock Consideration, the “Per Common Share BSPRT Consideration”);

The third bullet on page 110 of the proxy statement/prospectus under the heading “Conditions to Complete the Merger” is hereby replaced in its entirety as follows:
•
the BSPRT Reverse Stock Split and Reclassification will have been effectuated by the filing of (i) articles of amendment in a form reasonably acceptable to Capstead to effect the BSPRT Reverse Stock Split and (ii) the BSPRT Series F Preferred Stock Articles Supplementary in a form reasonably acceptable to Capstead;

The section of the proxy statement/prospectus entitled “Description of BSPRT Capital Stock” is hereby revised as follows:
The first bullet on page 152 of the proxy statement/prospectus under the heading “Shares Authorized” is hereby replaced in its entirety as follows:
•	Immediately prior to the Closing, as a result of the BSPRT Recapitalization, BSPRT expects to have authorized 900,000,000 shares of BSPRT Common Stock and 100,000,000 shares of BSPRT Preferred Stock;

The section entitled “Shares Outstanding” on page 152 of the proxy statement/prospectus is hereby replaced in its entirety as follows:
As of July 31, 2021, 44,148,122 shares of BSPRT Common Stock were issued and outstanding, 25,567 shares of BSPRT Series A Preferred Stock were issued and outstanding, 1,400 shares of BSPRT Series C Preferred Stock were issued and outstanding, 17,950 shares of BSPRT Series D Preferred Stock were outstanding, and zero shares of BSPRT Series E Preferred Stock and BSPRT Series F Preferred Stock were issued and outstanding.
The number of shares of BSPRT Common Stock to be issued in the Merger will depend on the Exchange Ratio that will be set prior to the Closing based on the adjusted book values of BSPRT and Capstead as determined at a time and in a manner described in the Merger Agreement. Based on the BSPRT and Capstead adjusted book values as of June 30, 2021, following the BSPRT Recapitalization and the consummation of the Merger, the Combined Company would have approximately 46,174,343 shares of BSPRT Common Stock, no shares of Series A Preferred Stock (which automatically convert into BSPRT Common Stock upon listing of the BSPRT Common Stock), 1,400 shares of Series C Preferred Stock, 17,950 shares of Series D Preferred Stock, 10,329,039 shares of newly classified BSPRT Series E Preferred Stock and 39,733,310 shares of BSPRT Series F Preferred Stock issued and outstanding.
The section entitled “Recapitalization” on pages 152-53 of the proxy statement/prospectus is hereby replaced in its entirety as follows:
Prior the consummation of the Merger, and as contemplated by the Merger Agreement, BSPRT has agreed to take necessary corporate actions to effect the BSPRT Reverse Stock Split, a one-for-ten reverse stock split of the BSPRT Common Stock. In connection with the BSPRT Reverse Stock Split, BSPRT will file with the SDAT Articles of Amendment to the BSPRT Charter, and each outstanding share of BSPRT Common Stock as of the effective date of the Articles of Amendment will automatically combine into 1/10th of a share of BSPRT Common Stock.
Following the BSPRT Reverse Stock Split, as contemplated by the Merger Agreement, BSPRT has also agreed to effect a stock dividend on the BSPRT Common Stock wherein BSPRT will file with the SDAT the BSPRT Series F Preferred Stock Articles Supplementary reclassifying 50,000,000 shares of authorized but unissued shares of BSPRT Common Stock as preferred stock and designating and classifying a new series of convertible preferred stock, the BSPRT Series F Preferred Stock, and will distribute nine shares of BSPRT Series F Preferred Stock to each holder of BSPRT Common Stock as of the record date to be specified by the BSPRT Board. The BSPRT Series F Preferred Stock will receive dividends and vote on an as-converted basis with the BSPRT Common Stock, but will rank senior to the BSPRT Common Stock with respect to the distribution of assets upon any liquidation, dissolution or winding up of the Combined Company (other than a liquidation, dissolution or winding up of the Combined Company that results in the automatic conversion of such BSPRT Series F Preferred Stock into BSPRT Common Stock). The BSPRT Series F Preferred Stock will automatically convert, on a one-for-one basis, into shares of BSPRT Common Stock upon the earlier of (i) the six-month anniversary of the listing of the BSPRT Common Stock on the NYSE, (ii) the date approved as the conversion date by the BSPRT Board following a termination of the Merger Agreement, (iii) three business days prior to a liquidation, dissolution or winding up of the Combined Company in the event that the BSPRT Board determines (which determination will be conclusive) that the liquidating distribution per share in respect of such converted share of BSPRT Series F Preferred Stock (or fractional share) would be in an amount in excess of the liquidation preference of $2.00 per share or (iv) immediately prior to the effective time of a qualifying change of control, provided that the consideration per share payable in connection with such change in control in respect of such converted share of BSPRT Series F Preferred Stock (or fractional share) is an amount in excess of the liquidation preference of $2.00. The BSPRT Series F Preferred Stock will not be listed on the NYSE, and therefore holders of BSPRT Series F Preferred Stock will not be able to sell their shares of BSPRT Series F Preferred Stock on the NYSE until the automatic conversion of such BSPRT Series F Preferred Stock into shares of BSPRT Common Stock.
The BSPRT Recapitalization will result in each stockholder of BSPRT Common Stock as of a date to be specified prior to the Closing having the same economic value of equity securities in BSPRT as such holder did prior to the BSPRT Recapitalization, except that each such holder will have 10% of their holdings in BSPRT Common Stock and 90% of their holdings in BSPRT Series F Preferred Stock.

The first two paragraphs of the section entitled “Common Stock” on page 153 of the proxy statement/prospectus is hereby replaced in its entirety as follows:
Pursuant to the BSPRT Charter, BSPRT is authorized to issue up to 950,000,000 shares of common stock. Following the BSPRT Recapitalization, BSPRT will be authorized to issue up to 900,000,000 shares of common stock. All of the outstanding shares of BSPRT common stock are fully paid and nonassessable. BSPRT Common Stock is the only class of BSPRT Common Stock issued and outstanding. BSPRT Common Stock is currently not listed on a national securities exchange, but BSPRT intends to list the BSPRT Common Stock on the NYSE in connection with the Closing under the symbol “FBRT”.
The section entitled “Voting Rights” on page 153 of the proxy statement/prospectus is hereby replaced in its entirety as follows:
Subject to the BSPRT Charter restrictions on ownership and transfer of BSPRT stock and except as may otherwise be specified in the BSPRT Charter, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of the BSPRT Board, which means that the holders of a majority of shares of BSPRT outstanding stock entitled to vote generally in the election of directors can elect all of the directors then standing for election and the holders of the remaining shares of common stock will not be able to elect any directors. In addition, on all matters submitted to a vote of the holders of common stock of BSPRT, the holders of BSPRT Common Stock vote together as a single class with the holders of the BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock, and BSPRT Series F Preferred Stock, with such series of preferred stock voting on an as-converted basis.
The second paragraph of the section entitled “Preferred Stock” on page 154 of the proxy statement/prospectus is hereby replaced in its entirety as follows:
The terms of the BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock and BSPRT Series E Preferred Stock are summarized below. The complete terms of each class are set forth in the Articles Supplementary applicable to each class, which have been filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. In addition, the terms of the BSPRT Series F Preferred Stock that will be issued in the BSPRT Recapitalization are summarized below. The complete terms of the BSPRT Series F Preferred Stock are set forth in the BSPRT Series F Preferred Stock Articles Supplementary attached to this supplement as Annex F.
The first paragraph of the section entitled “Series A Convertible Preferred Stock” on page 154 of the proxy statement/prospectus is hereby replaced in its entirety as follows:
The BSPRT Series A Preferred Stock ranks senior to the BSPRT Common Stock and, once issued, the BSPRT Series F Preferred Stock, and on parity with all other outstanding classes of preferred stock of BSPRT (including the BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock, and, once issued, the BSPRT Series E Preferred Stock) with respect to priority in dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BSPRT. The liquidation preference of each share of BSPRT Series A Preferred Stock is the greater of (i) $5,000 plus accrued and unpaid dividends, and (ii) the amount that would be received upon a conversion of the BSPRT Series A Preferred Stock into BSPRT Common Stock.
The first numbered list item of the section entitled “BSPRT 7.50% Series E cumulative redeemable preferred stock—Ranking” on page 156 of the proxy statement/prospectus is hereby replaced in its entirety as follows:
(1)
senior to all classes or series of BSPRT’s common stock, the BSPRT Series F Preferred Stock and to all other equity securities issued by BSPRT other than equity securities referred to in clauses (2) and (3) below;

The following section is added after the section entitled “BSPRT 7.50% Series E cumulative redeemable preferred stock” on page 166 of the proxy statement/prospectus:
BSPRT Series F convertible preferred stock
Prior the consummation of the Merger, and as contemplated by the Merger Agreement, BSPRT has agreed to take necessary corporate actions to effect the BSPRT Reverse Stock Split, a one-for-ten reverse stock split of the BSPRT Common Stock. Following the BSPRT Reverse Stock Split, as contemplated by the Merger Agreement, BSPRT has also agreed to effect a stock dividend on the BSPRT Common Stock wherein BSPRT will file with the SDAT the BSPRT Series F Preferred Stock Articles Supplementary reclassifying 50,000,000 shares of authorized but unissued shares of BSPRT Common Stock as preferred stock and designating and classifying a new series of convertible preferred stock, the BSPRT Series F Preferred Stock, and will distribute nine shares of BSPRT Series F Preferred Stock to each holder of BSPRT Common Stock as of the record date to be specified by the BSPRT Board. Once classified and designated, the BSPRT Series F Preferred Stock generally provides for the rights, preferences and obligations set forth below.
The BSPRT Series F Preferred Stock ranks junior to all other outstanding classes of preferred stock of BSPRT (including the BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock), and will be junior to the BSPRT Series E Preferred Stock (once issued), with respect to priority in dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BSPRT. The liquidation preference of each share of BSPRT Series F Preferred Stock is $2.00.
Dividends on the BSPRT Series F Preferred Stock will be equal to, and will be paid at the same time as, dividends that are authorized and declared on the BSPRT Common Stock. The BSPRT Series F Preferred Stock will rank senior to the BSPRT Common Stock with respect to the distribution of assets upon any liquidation, dissolution or winding up of the Combined Company (other than a liquidation, dissolution or winding up of the Combined Company that results in the automatic conversion of such BSPRT Series F Preferred Stock into BSPRT Common Stock).
Each share (or fractional share) of BSPRT Series F Preferred Stock shall automatically convert into one share of BSPRT Common Stock (or equivalent fractional share, as applicable) upon the earlier of (i) the six-month anniversary of the listing of the BSPRT Common Stock on the NYSE, (ii) the date approved as the conversion date by the BSPRT Board following a termination of the Merger Agreement, (iii) three business days prior to a liquidation, dissolution or winding up of the Combined Company in the event that the BSPRT Board determines (which determination will be conclusive) that the liquidating distribution per share in respect of such converted share of BSPRT Series F Preferred Stock (or fractional share) would be in an amount in excess of the liquidation preference of $2.00 per share or (iv) immediately prior to the effective time of a qualifying change of control, provided that the consideration per share payable in connection with such change in control in respect of such converted share of BSPRT Series F Preferred Stock (or fractional share) is an amount in excess of the liquidation preference of $2.00.
BSPRT Series F Preferred Stock has no stated maturity and is not redeemable.
Holders of the BSPRT Series F Preferred Stock (voting as a single class with holders of BSPRT Common stock and other series of BSPRT equity entitled to vote with the common stockholders) are entitled to vote on each matter submitted to a vote of the stockholders of BSPRT upon which the holders of common stock are entitled to vote. The number of votes applicable to a share of outstanding BSPRT Series F Preferred Stock will be equal to the number of shares of common stock a share of BSPRT Series F Preferred Stock could have been converted into as of the record date set for purposes of such stockholder vote (rounded down to the nearest whole number of shares of common stock). In addition, the affirmative vote of the holders of two-thirds of the outstanding shares of BSPRT Series F Preferred Stock is required to take certain actions materially adverse to the holders of the BSPRT Series F Preferred Stock.

The section of the proxy statement/prospectus entitled “Comparison of Rights of BSPRT Stockholders and Capstead Stockholders” is hereby revised as follows:
The first row of the table on page 171 of the proxy statement/prospectus is hereby replaced in its entirety as follows:
	Rights of BSPRT Stockholders (which will be the rights of common stockholders of the Combined Company following the Merger)	Rights of Capstead stockholders
Authorized Capital Stock
BSPRT is authorized to issue 1,000,000,000 shares, consisting of (i) 950,000,000 shares of common stock, $0.01 par value per share, and (ii) 50,000,000 shares of preferred stock, $0.01 par value per share. Following the BSPRT Recapitalization, BSPRT will be authorized to issue 1,000,000,000 shares, consisting of (i) 900,000,000 shares of common stock, $0.01 par value per share, and (ii) 100,000,000 shares of preferred stock, $0.01 par value per share.

As of July 31, 2021, 44,148,122 shares of BSPRT Common Stock were issued and outstanding (which includes 16,005 shares of restricted BSPRT Common Stock), 25,567 shares of BSPRT Series A Preferred Stock were issued and outstanding, 1,400 shares of BSPRT Series C Preferred Stock were issued and outstanding, 17,950 shares of BSPRT Series D Preferred Stock were outstanding, and zero shares of BSPRT Series E Preferred Stock and BSPRT Series F Preferred Stock were issued and outstanding. Following the BSPRT Recapitalization, and the consummation of the Merger, the Combined Company is expected to have approximately 46,174,343 shares of BSPRT Common Stock, 1,400 shares of Series C Preferred Stock, 17,950 shares of Series D Preferred Stock, 10,329,039 shares of newly classified BSPRT Series E Preferred Stock and 39,733,310 shares of BSPRT Series F Preferred Stock issued and outstanding.

Capstead is authorized to issue 350,000,000 shares, consisting of (i) 250,000,000 shares of common stock, $0.01 par value per share, and (ii) 100,000,000 shares of preferred stock, $0.10 par value per share. As of July 31, 2021, 96,875,560 shares of Capstead Common Stock were issued and outstanding (which includes 822,780 shares of Capstead Restricted Stock) and 10,329,039 shares of Capstead Series E Preferred Stock were issued and outstanding.

The section of the proxy statement/prospectus entitled “Principal and Management Stockholders of BSPRT” beginning on page 188 is hereby replaced in its entirety as follows:
The following table sets forth information regarding the beneficial ownership of BSPRT Common Stock as of July 31, 2021, in each case including shares which may be acquired by such persons within 60 days, by:
•	each of BSPRT’s executive officers and directors; and
•	all of BSPRT’s executive officers and directors as a group.
The percentage ownership of common stock prior to Closing set forth below is based on 44,148,122 shares of BSPRT Common Stock outstanding as of July 31, 2021, and the percentage ownership of common stock following Closing is based on an illustrative amount of 46,174,343 cumulative shares of BSPRT Common Stock outstanding after giving effect to (i) the BSPRT Recapitalization prior to the Closing, (ii) the BSPRT Common Stock Issuance based on an assumed Exchange Ratio of 0.3521 and (iii) the conversion of all shares of BSPRT Series A Preferred

Stock into BSPRT Common Stock upon the listing of BSPRT Common Stock on the NYSE. The percentage ownership of preferred stock beneficially owned following Closing is based on an illustrative amount of 39,733,310 shares of BSPRT Series F Preferred Stock outstanding following the BSPRT Recapitalization. The BSPRT Common Stock and BSPRT Series F Preferred Stock will vote together as a single class, along with shares of BSPRT Series C Preferred Stock and BSPRT Series D Preferred Stock, with such series of preferred stock voting on an as-converted basis.
None of BSPRT’s executive officers or directors currently own any shares of BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock or BSPRT Series F Preferred Stock, although as holders of BSPRT Common Stock, they will each receive shares of BSPRT Series F Preferred Stock in the BSPRT Recapitalization, as indicated in the table below.
	Prior to BSPRT Recapitalization and Closing		Following Closing
Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Class	Number of Shares of Common Stock Beneficially Owned	Percent of Class	Number of Shares of Preferred Stock Beneficially Owned†	Percent of Class
Richard J. Byrne	130,855	*	13,086	*	117,770	*
Jerome S. Baglien	2,784	*	278	*	2,506	*
Elizabeth K. Tuppeny	21,333(2)	*	2,133(2)	*	19,200	*
Buford H. Ortale	18,547(3)	*	1,855(3)	*	16,692	*
Peter J. McDonough	18,586(4)	*	1,859(4)	*	16,727	*
Jamie Handwerker	18,562(5)	*	1,856(5)	*	16,706	*
All directors and executive officers as a group (6 persons)	210,667	*	21,067	*	189,600	*
*	Less than 1%.
†
Reflects shares of BSPRT Series F Preferred Stock to be received prior to the Closing in the BSPRT Recapitalization (representing 90% of the shares of BSPRT Common Stock held by each holder prior to the BSPRT Recapitalization).

(1)	The business address of each individual or entity listed in the table 1345 Avenue of the Americas, Suite 32A, New York, New York 10105.
(2)	Includes 2,796 unvested restricted shares (280 following the BSPRT Reverse Stock Split).
(3)	Includes 2,796 unvested restricted shares (280 following the BSPRT Reverse Stock Split).
(4)	Includes 2,796 unvested restricted shares (280 following the BSPRT Reverse Stock Split).
(5)	Includes 2,796 unvested restricted shares (280 following the BSPRT Reverse Stock Split).
The following table sets forth information regarding the beneficial ownership of BSPRT Common Stock and BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock and BSPRT Series F Preferred Stock (collectively, the “BSPRT Preferred Stock”), which votes as a single class with BSPRT Common Stock on an as-converted basis, in each case including shares which may be acquired by such persons within 60 days, by each person known by BSPRT to be the beneficial owner of more than 5% of the outstanding shares of BSPRT Common Stock or BSPRT Preferred Stock.
The percentage ownership of BSPRT Common Stock and BSPRT Preferred Stock prior to Closing set forth below is based on 44,148,122 shares of BSPRT Common Stock and 44,917 shares of BSPRT Preferred Stock outstanding as of August 31, 2021, and the percentage ownership of common stock and BSPRT Preferred Stock following Closing is based on an illustrative amount of 46,174,343 cumulative shares of BSPRT Common Stock and 39,752,659 shares of BSPRT Preferred Stock outstanding after giving effect to (i) the issuance of an assumed 39,733,309 shares of BSPRT Series F Preferred Stock in the BSPRT Recapitalization, (ii) the BSPRT Common Stock Issuance at an assumed Exchange Ratio of 0.3521 and (iii) the conversion of all shares of BSPRT Series A Preferred Stock into BSPRT Common Stock upon the listing of BSPRT Common Stock on the NYSE.

	Prior to Closing				Following Closing†
	Number of Shares of Common Stock Beneficially Owned	Percent of Class	Number of Shares of BSPRT Preferred Stock Beneficially Owned	Percent of Class	Number of Shares of Common Stock Beneficially Owned	Percent of Class	Number of Shares of BSPRT Preferred Stock Beneficially Owned	Percent of Class
Security Benefit Life Insurance Company(1)	—	—	17,949	40.0%	—	—	17,949	*
Delaware Life Insurance Company(2)	—	—	3,989	8.9%	1,193,508	2.6%	—	—
Newport Global Equity Fund(3)	—	—	3,378	7.5%	1,010,697	2.2%	—	—
Penn Mutual Life Insurance Company(4)	—	—	2,997	6.7%	597,502	1.3%	1,000	*
Textron Inc. Master Trust(5)	—	—	2,992	6.7%	895,206	1.9%	—	—
Selective Insurance Company of America(6)	—	—	2,992	6.7%	895,206	1.9%	—	—
†	Upon listing of the BSPRT Common Stock on the NYSE at Closing, each outstanding share of BSPRT Series A Preferred Stock will convert into 299.2 shares of BSPRT Common Stock.
(1)	The business address of Security Benefit Life Insurance Company is One SW Security Benefit Place, Topeka, KS 66636.
(2)	The business address of the Delaware Life Insurance Company is 1601 Trapelo Road, Waltham, MA, 02451.
(3)	The business address of Newport Global Equity Fund is 469 King Street West, 4th Floor, Toronto, Ontario, Canada, M5V1K4
(4)	The business address of Penn Mutual Life Insurance Company is 600 Dresher Road, Suite 100, Horsham, PA 19044.
(5)	The business address of Textron Inc. Master Trust is 40 Westminster St., Providence, RI 02903
(6)	The business address of Selective Insurance Company of America is 10 Waterside Drive, Suite 306, Farmington, CT 06032.

The section of the proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 197 is hereby replaced in its entirety as follows:
The following unaudited pro forma combined balance sheet as of June 30, 2021 and the unaudited pro forma combined statement of income for the year ended December 31, 2020, and the six months ended June 30, 2021, are based on the historical financial statements of BSPRT and Capstead after giving effect to the Merger. For purposes of presenting the pro forma financial information, the unaudited pro forma combined balance sheet as of June 30, 2021 assumes the Merger has closed at the balance sheet date and for the unaudited pro forma combined statements of income, the Merger is assumed to have occurred as of the beginning of the earliest period presented.
In accordance with Accounting Standards Codification Topic 805, “Business Combinations,” which is referred to as ASC 805, because the assets and liabilities of Capstead do not meet the definition of a business, the transaction is expected to be accounted for as an asset acquisition. The final allocation of the consideration paid will be determined after the Merger is completed and after completion of a final analysis to determine the estimated relative fair values of assets and liabilities.
In accordance with ASC 805, BSPRT will measure the cost of the net assets acquired on the basis of the fair value of the consideration given, inclusive of transaction costs, which was determined to be more reliably measurable. As the cost of the acquisition, inclusive of transaction costs, is expected to exceed the fair value of the assets acquired, BSPRT will allocate the difference on a relative fair value basis to certain qualifying assets of Capstead. BSPRT’s management has made these determinations based on various preliminary estimates, which are pending finalization. Final asset acquisition accounting adjustments may differ materially from the pro forma adjustments presented herein.
This amount will be capitalized on the balance sheet at the time of acquisition. BSPRT currently expects that subsequent to the transaction, all or substantially all of this amount will be recognized in the income statement as an expense over time.
The unaudited pro forma combined financial statements are based upon available information, preliminary estimates, and certain assumptions that BSPRT believes are reasonable in the circumstances, as set forth in the notes to the unaudited pro forma combined financial statements.
The unaudited pro forma combined financial statements are presented for informational purposes only and are not necessarily indicative of the future financial position or results of operations of the Combined Company or the combined financial position or the results of operations that would have been realized had the acquisition been consummated during the period or as of the dates for which the unaudited pro forma combined financial statements are presented.
Certain reclassification adjustments have been made to the presentation of Capstead’s historical financial statements to conform them to the presentation followed by BSPRT. The unaudited pro forma combined financial statements should be read in conjunction with, and are qualified by reference to, BSPRT’s historical consolidated financial statements and notes thereto and those of Capstead, which are incorporated herein by reference.

Benefit Street Partners Realty Trust, Inc.
Unaudited Pro Forma Balance Sheet
June 30, 2021
(in thousands)	Historical BSPRT	Historical Capstead	Transaction Accounting Adjustments		BSPRT Pro- Forma Combined
Assets:
Cash and cash equivalents	$63,277	$207,392	$(21,453)	(E)	$249,216
Restricted Cash	14,323	—	—		14,323
Commercial mortgage loans, held for investment, net	3,109,111	—	—		3,109,111
Commercial mortgage loans, held for sale, measured at fair value	77,031	—	—		77,031
Real estate securities, available for sale, measured at fair value	—	7,429,792	—		7,429,792
Derivative instruments, measured at fair value	5	—	—		5
Other real estate investments, measured at fair value	2,547	—	—		2,547
Receivable for loan repayment	128,333	—	—		128,333
Accrued interest receivable	17,411	—	—		17,411
Prepaid expenses and other assets	4,400	134,316	51,503	(A)(E)	190,219
Intangible lease asset, net of amortization	13,134	—	—		13,134
Real estate owned, held for sale	26,111	—	—		26,111
Cash collateral receivable from derivative counterparties	—	78,161	—		78,161
Total Assets	$3,455,683	$7,849,661	$30,050		$11,335,394
Liabilities and Stockholders’ Equity
Liabilities:
Collateralized loan obligations	$1,960,090	$—	$—		$1,960,090
Repurchase agreements - commercial mortgage loans	287,462	—	—		287,462
Repurchase agreements and secured borrowings - real estate securities	46,510	6,809,883	—		6,856,393
Mortgage note payable	29,167	—	—		29,167
Other financing and loan participation - commercial mortgage loans	37,105	—	—		37,105
Unsecured borrowings	—	98,544	—		98,544
Derivative instruments, measured at fair value	2,285	33,335	—		35,620
Interest payable	1,044	—	—		1,044
Distributions payable	16,099	15,289	—		31,388
Accounts payable and accrued expenses	7,739	19,597	30,047	(A)(G)	61,383
Due to affiliates	12,691	—	—		12,691
Total Liabilities	2,400,192	6,976,648	34,047		9,410,887
The accompanying notes to the unaudited pro forma combined financial statements are an integral part of these statements.

(in thousands)	Historical BSPRT	Historical Capstead	Transaction Accounting Adjustments		BSPRT Pro- Forma Combined
Redeemable convertible preferred stock Series A, $0.01 par value, 60,000 authorized and 25,567 issued and outstanding	127,579	—	(127,579)	(F)	—
Redeemable convertible preferred stock Series C, $0.01 par value, 20,000 authorized and 1,400 issued and outstanding	6,966	—	—		6,966
Redeemable convertible preferred stock Series D, $0.01 par value, 20,000 authorized and 17,950 issued and outstanding	89,670	—	—		89,670

Stockholders’ Equity:
Preferred stock, $0.01 par value, 100,000,000 authorized and none issued and outstanding	—	—	—		—
Preferred stock - $0.01 par value; 10,329,039 shares authorized: 7.50% Cumulative Redeemable Preferred Stock, Series E, 10,329,039 shares issued and outstanding	—	250,946	(250,946)	(B)	—
Preferred stock - $0.01 par value, 40,000,000 shares authorized: Series F convertible preferred stock, $0.01 par value	—	—	399	(H)	399
Common stock - $0.01 par value	444	968	(947)	(C)(F)	465
Series E Preferred stock - $0.01 par value; 10,329,039 shares authorized: 7.50% Cumulative Redeemable Preferred Stock, Series E, 10,329,039 shares issued and outstanding (formerly Capstead Series E Preferred Stock)	—	—	264,526	(B)	264,526
Additional paid-in capital	908,689	1,269,599	(527,653)	(B)(C)(D)(F) (H)	1,650,635
Accumulated other comprehensive income	—	6,906	(6,906)	(D)	—
Accumulated deficit	(77,857)	(655,406)	645,109	(D)(G)	(88,154)
Total stockholders’ equity	831,276	873,013	123,582		1,827,871
Total liabilities, redeemable convertible preferred stock and stockholders’ equity	3,455,683	7,849,661	30,050		11,335,394
The accompanying notes to the unaudited pro forma combined financial statements are an integral part of these statements.

Benefit Street Partners Realty Trust, Inc.
Unaudited Pro Forma Income Statement
Six Months ended June 30, 2021
($ in thousands, except per share amounts)	Historical BSPRT	Historical Capstead	Transaction Accounting Adjustments		BSPRT Pro- Forma Combined
Interest Income:
Interest income	$91,222	$46,966	$—		$138,188
Less: Interest expense	24,006	10,789	—		34,795
Net interest income	67,216	36,177	—		103,393
Revenue from real estate owned	1,432	—	—		1,432
Total Income	$68,648	$36,177	$—		$104,825
Expenses
Management, general and administrative expense	25,283	6,188	3,037	(B)(C)	34,508
Total expenses	$25,283	$6,188	$3,037		$34,508
Other income/(loss):
Benefit for credit losses	(3,839)	—	—		(3,839)
Realized (gain)/loss on sale of real estate securities	1,375	—	—		1,375
Realized (gain)/loss on sale of real estate owned assets, held-for-sale	(1,112)	—	—		(1,112)
Realized (gain)/loss on sale of commercial mortgage loan, held for sale, measured at fair value	(13,150)	—	—		(13,150)
Unrealized (gain)/loss on commercial mortgage loans, held for sale, measured at fair value	(1,104)	—	—		(1,104)
Unrealized (gain)/loss on other real estate investments, measured at fair value	(26)	—	—		(26)
Unrealized loss on derivatives	1,054	—	—		1,054
Realized gain on derivatives	(2,259)	(4,482)	—		(6,741)
Total other (income)/loss	$(19,061)	$(4,482)	$—		$(23,543)
Income before taxes	62,426	34,471	(3,037)		93,860
Provision/(benefit) for income tax	2,270	—	—		2,270
Net income/(loss)	$60,156	$34,471	$(3,037)		$91,590
Preferred dividends	(7,236)	(9,684)	7,236	(D)	(9,684)
Undistributed earnings allocated to preferred stock	(6,518)	—	6,518	(D)	—
Net income/(loss) applicable to common stockholders	$46,402	$24,787	$10,717		$81,906
Basic and diluted net income per share — As Previously Reported	$1.05
Basic and diluted net income per share — Pro Forma	$			$(A)	$0.89
The accompanying notes to the unaudited pro forma combined financial statements are an integral part of these statements.

Benefit Street Partners Realty Trust, Inc.
Unaudited Pro Forma Income Statement
Year ended December 31, 2020
($ in thousands, except per share amounts)	Historical BSPRT	Historical Capstead	Transaction Accounting Adjustments		BSPRT Pro- Forma Combined
Interest Income:
Interest income	$179,872	$186,735	$—		$366,607
Less: Interest expense	66,556	75,511	—		142,067
Net interest income	113,316	111,224	—		224,540
Revenue from real estate owned	4,299	—	—		4,299
Total Income	$117,615	$111,224	$—		$228,839
Expenses
Management, general and administrative expense	49,156	13,430	66,947	(A)(C)(D)(E)	129,533
Total expenses	$49,156	$13,430	$66,947		$129,533
Other income/(loss):
Provision/(benefit) for credit losses	13,296	—	—		13,296
Impairment losses on real estate owned assets	398	—	—		398
Realized (gain)/loss on extinguishment of debt	(3,678)	—	—		(3,678)
Realized (gain)/loss on sale of real estate securities	10,137	67,820	—		77,957
Realized (gain)/loss on sale of commercial mortgage loan, held for sale	(184)	—	—		(184)
Realized (gain)/loss on sale of real estate owned asset, held for sale	(1,851)	—	—		(1,851)
Realized (gain)/loss on sale of commercial mortgage loan, held-for-sale, measured at fair value	(15,931)	—	—		(15,931)
Unrealized (gain)/loss on commercial mortgage loans, held-for-sale, measured at fair value	75	—	—		75
Unrealized loss on other real estate investments, measured at fair value	32	32
Unrealized loss on derivatives	995	—	—		995
Realized loss on derivatives	12,486	159,547	—		172,033
Total other (income)/loss	$15,775	$227,367	$—		$243,142
Income before taxes	52,426	(129,573)	(66,947)		(143,836)
Provision/(benefit) for income tax	(2,062)	—	—		(2,062)
Net income/(loss)	$54,746	$(129,573)	$(66,947)		$(141,774)
Preferred dividends	(14,920)	(19,368)	(10,907)	(F)	(45,195)
Net income/(loss) applicable to common stockholders	$39,826	$(148,941)	$(52,634)		$(186,970)
Basic and diluted net income per share — As Previously Reported	$0.90
Basic and diluted net income per share — Pro Forma	$			$(B)	$(2.82)
The accompanying notes to the unaudited pro forma combined financial statements are an integral part of these statements.

1.	Description of the Transaction
On July 25, 2021, BSPRT, Merger Sub, Capstead and the BSPRT Advisor entered into the Merger Agreement, as amended on September 22, 2021, pursuant to which Capstead will merge with and into Merger Sub, with Merger Sub continuing as the surviving company. As part of the Merger Agreement, BSPRT agreed to effect a one-for-ten reverse stock split of the BSPRT Common Stock and issue a stock dividend of nine shares of newly created BSPRT Series F Preferred Stock to each holder of BSPRT Common Stock. The BSPRT Series F Preferred Stock will receive dividends and vote on an as-converted basis with the BSPRT Common Stock, but will rank senior to the BSPRT Common Stock with respect to the distribution of assets upon any liquidation, dissolution or winding up of the Combined Company (other than a liquidation, dissolution or winding up of the Combined Company that results in the automatic conversion of such BSPRT Series F Preferred Stock into BSPRT Common Stock). The BSPRT Series F Preferred Stock will receive dividends and vote on an as-converted basis with the BSPRT Common Stock, but will rank senior to the BSPRT Common Stock with respect to the distribution of assets upon a qualified liquidation, dissolution or winding up of the Combined Company. The BSPRT Series F Preferred Stock will automatically convert, on a one-for-one basis, into shares of BSPRT Common Stock upon the earlier of (i) the six-month anniversary of the listing of the BSPRT Common Stock on the NYSE, (ii) the date approved as the conversion date by the BSPRT Board following a termination of the Merger Agreement, (iii) three business days prior to a liquidation, dissolution or winding up of the Combined Company in the event that the BSPRT Board determines (which determination will be conclusive) that the liquidating distribution per share in respect of such converted share of BSPRT Series F Preferred Stock (or fractional share) would be in an amount in excess of the liquidation preference of $2.00 per share or (iv) immediately prior to the effective time of a qualifying change of control, provided that the consideration per share payable in connection with such change in control in respect of such converted share of BSPRT Series F Preferred Stock (or fractional share) is an amount in excess of the liquidation preference of $2.00.
Under the terms of the Merger Agreement, BSPRT will pay Capstead common stockholders consideration in the Merger consisting of BSPRT Common Stock and cash in amounts that will be determined when the Exchange Ratio is set on the Determination Date. Based on the relative adjusted book value of BSPRT and Capstead as of June 30, 2021, the Merger consideration would be approximately $614.8 million in BSPRT Common Stock and $21.5 million in cash. Capstead common stockholders will also receive additional cash consideration from the BSPRT Advisor. In addition, each outstanding share of Capstead’s Series E Cumulative Redeemable Preferred Stock will be converted into the right to receive one newly issued share of BSPRT Series E Preferred Stock, with the same terms. The Merger consideration amounts described above and used in these unaudited pro forma combined financial statements are preliminary as of June 30, 2021 and will differ from the final amounts determined prior to the closing of the Merger in accordance with the Merger Agreement.
The Merger Agreement and related transactions were approved by all of the members of the BSPRT Board. Consummation of the Merger is subject to the satisfaction of customary closing conditions.
2.	Preliminary Estimate of Sources
BSPRT expects to fund the acquisition of Capstead with a combination of cash estimated (based on the relative adjusted book value of BSPRT and Capstead as of June 30, 2021 as described above) to be $21.5million, BSPRT Common Stock estimated to be $614.8 million, and the issuance of BSPRT Series E Preferred Stock in exchange for the outstanding shares of Capstead Series E Preferred Stock with an estimated fair value of $264.5 million and a liquidation value of $258.2 million. In addition, BSPRT and Capstead expect to incur additional transaction costs of $10.6 million and $13.2 million respectively. A preliminary estimate of the sources for the purchase price is as follows (amounts in thousands, except shares and share price):
Issuance of 34,319,789 shares of BSPRT Common Stock, at an offering price of $17.91	614,787
Issuance of BSPRT Series E Preferred Stock	264,526
Cash	21,453
Total Sources	900,766
The actual amounts of cash and shares delivered at Closing of the Merger will be determined prior to Closing as described in Note 1. Alternative financing sources may include a combination of new debt or equity securities and/or borrowings under existing credit facilities, asset sales, and cash on hand dependent on a number of factors, including the market conditions at closing, strategic alternatives, and BSPRT’s liquidity position and outlook.

3.	Fair value of assets acquired, liabilities assumed, and calculation of premium paid
In accordance with ASC 805, BSPRT measured the cost of the net assets acquired on the basis of the fair value of the consideration given, inclusive of transaction costs, which was determined to be more reliably measurable. The total purchase price has been allocated for the accompanying pro forma financial statements based on a preliminary valuation of assets and liabilities as if the transaction occurred as of June 30, 2021, is summarized as follows (amounts in thousands):
Assets Acquired	As of June 30, 2021
Cash and cash equivalents	207,392
Real estate securities, available for sale, measured at fair value	7,429,792
Prepaid expenses and other assets	134,316
Cash collateral receivable from derivative counterparties	78,161
Assets Acquired	As of June 30, 2021
Liabilities Assumed
Repurchase agreements and secured borrowings - real estate securities	6,809,883
Unsecured borrowings	98,544
Derivative instruments, measured at fair value	33,335
Distributions payable	15,289
Accounts payable and accrued expenses	19,597
Net Assets Acquired	873,013
As the cost of the acquisition exceeds the fair value of the assets acquired, BSPRT allocates the difference on the basis of relative fair values to certain assets which are not carried at fair value. This determination is preliminary and is subject to change when the evaluation is complete. A preliminary determination of the premium paid is as follows (amounts in thousands):
Total Purchase Price	(924,518)
Preliminary estimate of the fair value of the net assets acquired	873,013
Premium allocated to certain assets not measured at fair value	(51,503)
4.	Pro Forma Adjustments
The accompanying unaudited pro forma combined financial statements have been prepared as if the acquisition had occurred as of June 30, 2021 for balance sheet purposes and as of January 1, 2020 for income statement purposes and reflect the following pro forma adjustments (amounts in thousands):
Pro Forma Combined Balance Sheet as of June 30, 2021:
(A)
This adjustment represents the estimated capitalized additional third party costs allocated to the other assets acquired, such as merger and acquisition fees, as well as legal, accounting and other third party due diligence costs of approximately $10.6 million for BSPRT and $13.2 million for Capstead which would not be a recurring expense.

(B)	This adjustment represents the issuance, at fair value of shares of BSPRT Series E Preferred Stock in exchange for the retirement of shares of Capstead Series E Preferred Stock.
(C)	This adjustment represents the issuance of 34,319,789 shares of BSPRT Common Stock as merger consideration for the 97,513,808 shares of Capstead common stock.
(D)
This adjustment represents the elimination of Capstead’s additional paid-in-capital balance of $1,270.0 million, accumulated deficit of $655.4 million, and accumulated other comprehensive income of $6.9 million.

(E)
This adjustment represents the cash consideration transferred by BSPRT to the common shareholders of Capstead as part of the acquisition, and the allocation of the excess of the cost of the acquisition over the fair value of Capstead’s acquired assets.

(F)	This adjustment represents the issuance, at par value, of 7,649,646 shares of BSPRT Common Stock, in exchange for the assumed conversion, at par value, of 25,567 shares of BSPRT Series A Preferred Stock into BSPRT Common Stock on or near the Closing date.
(G)	This adjustment represents the increase in compensation costs due to expected severance payment to Capstead officers as a result of the acquisition which would not be a recurring expense.
(H)
This adjustment represents the one-for-ten reverse stock split of the BSPRT Common Stock and issuance of a stock dividend of nine shares of newly created BSPRT Series F Preferred Stock to each holder of BSPRT Common Stock which will result in an issuance of 39,856,350 shares of BSPRT Series F Preferred Stock.

Pro Forma Income Statement for the Six-Month Period Ended June 30, 2021:
(A)
Represents the pro forma combined earnings per share of BSPRT Common Stock, including the impact of the 34,319,789 shares of BSPRT Common Stock assumed to be issued per adjustment C & H above and the issuance of 53,295,516 shares of BSPRT Common Stock, in exchange for the assumed conversion of the BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock and BSPRT Series F Preferred Stock. Per its terms, the BSPRT Series A Preferred Stock will automatically convert into BSPRT Common Stock upon the listing of the BSPRT Common Stock in connection with the Merger, BSPRT Series C Preferred Stock will convert into BSPRT Common Stock upon the one year anniversary of the listing and the BSPRT Series D Preferred Stock will automatically convert into BSPRT Common Stock upon the one year anniversary of the listing or up to six months sooner at the election of the holders. BSPRT Series F Preferred Stock will be issued in the BSPRT Stock Dividend prior to the consummation of the Merger and will convert into BSPRT Common Stock upon the six month anniversary of the listing.

(B)	This adjustment represents the increase in the management fees paid as a result of the acquisition.
(C)	This adjustment represents the reduction of compensation costs as a result of the acquisition as BSPRT does not have any employees.
(D)
Per its terms, the BSPRT Series A Preferred Stock will automatically convert into BSPRT Common Stock upon the listing of the BSPRT Common Stock in connection with the Merger, the BSPRT Series C Preferred Stock will automatically convert into BSPRT Common Stock upon the one year anniversary of the listing, the BSPRT Series D Preferred Stock will automatically convert into BSPRT Common Stock upon the one year anniversary of the listing or up to six months sooner at the election of the holders, and the BSPRT Series F Preferred Stock will automatically convert into BSPRT Common Stock upon the six month anniversary of the listing. This adjustment represents the reduction of preferred dividends paid and undistributed earnings as a result of the acquisition and conversion of the BSPRT Series A Preferred Stock, BSPRT Series C Preferred Stock, BSPRT Series D Preferred Stock and BSPRT Series F Preferred Stock.

Pro Forma Income Statement for the Year Ended December 31, 2020:
(A)
This adjustment represents the estimated additional total third party costs and related liabilities, such as merger and acquisition fees, as well as legal, accounting, and other third party due diligence costs of approximately $10.1 million for BSPRT and $13.2 million for Capstead.

(B)
Represents the pro forma combined earnings per share of BSPRT Common Stock, including the impact of the 34,319,789 shares of BSPRT Common Stock assumed to be issued per adjustment C & H above and the issuance of 47,505,996 shares of BSPRT Common Stock upon the assumed conversion of BSPRT Series A Preferred Stock and BSPRT Series F Preferred Stock to the unaudited pro forma combined balance sheets. Per its terms, the BSPRT Series A Preferred Stock will automatically convert into BSPRT Common Stock upon the listing of the BSPRT Common Stock in connection with the Merger and Series F Preferred Stock will automatically into BSPRT Common Stock upon six month anniversary of the listing.

(C)	This adjustment represents the expense of acquired assets that were allocated excess consideration paid in the unaudited pro forma combined financial statements.
(D)	This adjustment represents the increase in compensation costs due to expected severance payment to Capstead officers as a result of the acquisition which would not be a recurring expense.
(E)	This adjustment represents the increase in the management fees paid as a result of the acquisition.

(F)
Per its terms, the BSPRT Series A Preferred Stock will automatically convert into BSPRT Common Stock upon the listing of the BSPRT Common Stock in connection with the Merger. Per its terms, the BSPRT Series F Preferred Stock issued prior to the consummation of the Merger will be converted into shares of BSPRT Common Stock upon the six month anniversary of the listing. This adjustment represents the reduction of preferred dividends paid as a result of the acquisition and conversion of the BSPRT Series A Preferred Stock and BSPRT Series F Preferred Stock.

Annex E – Amendment No. 1 to Merger Agreement
FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER
THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of September 22, 2021 (this “Amendment”), is made and entered into by and among Benefit Street Partners Realty Trust, Inc., a Maryland corporation (“Parent”), Rodeo Sub I, LLC, a Maryland limited liability company and a wholly owned Subsidiary of Parent (“Buyer”), Capstead Mortgage Corporation, a Maryland corporation (the “Company”), and Benefit Street Partners L.L.C., a Delaware limited liability company (“Parent Manager”).
WHEREAS, Parent, Buyer, the Company and, solely for purposes of Sections 2.6, 3.1(b)(i)(B), 3.3(a), 3.3(i), 7.9, 7.12, 8.1, 8.2, 9.2(b) and 9.3(c) and Articles VI and X thereof, Parent Manager are parties to that certain Agreement and Plan of Merger, dated as of July 25, 2021 (the “Agreement”);
WHEREAS, in accordance with Section 10.12 of the Agreement, the parties desire to modify the terms of the Agreement as set forth in this Amendment; and
WHEREAS, each of the respective boards of directors of Parent, Buyer and the Company has approved this Amendment and declared this Amendment to be advisable and in the best interests of Parent, Buyer and the Company, respectively, on the terms and subject to the conditions set forth in this Amendment.
NOW, THEREFORE, in consideration of the foregoing, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
1. Incorporation with the Agreement. This Amendment is executed and delivered pursuant to the Agreement and shall be subject to the terms and conditions of, and interpreted in accordance with, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Agreement.
2. Amendments. The Agreement is hereby amended as follows:
a. The seventh paragraph of the recitals in the Agreement is hereby deleted and replaced in its entirety with the following:
“WHEREAS, prior to the consummation of the Merger, Parent shall have effectuated (i) a reverse stock split of one (1) share of Parent Common Stock for every ten (10) outstanding shares of Parent Common Stock (the “Reverse Stock Split”), and (ii) a stock dividend of nine (9) shares of Parent’s newly created Series F Convertible preferred stock, par value $0.01 per share (the “Parent Series F Convertible Preferred Stock”), with the terms set forth in the articles supplementary substantially in the form attached hereto as Annex F (the “Reclassification”); and
b. All references in the Agreement to “Parent Class A Common Stock” not amended by this Amendment are hereby deleted and replaced with “Parent Common Stock.”
c. The definition of “Parent Common Stock” is hereby deleted and replaced in its entirety with the following:
“ “Parent Common Stock” means the common stock of Parent, par value $0.01 per share.”
d. The definition of “Parent Preferred Stock” is hereby deleted and replaced in its entirety with the following:
“ “Parent Preferred Stock” means the (a) Pre-Merger Parent Preferred Stock, (b) Parent Series F Convertible Preferred Stock to be issued in connection with the Reclassification and (c) Parent Series E Cumulative Redeemable Preferred Stock to be issued in connection with the Merger.”
e. Section 8.3(f) of the Agreement shall be deleted and replaced in its entirety with the following:
“(f) Reverse Stock Split/Reclassification. The Reverse Stock Split and the Reclassification shall have been effectuated by filing (x) articles of amendment in a form reasonably acceptable to the Company to effect the Reverse Stock Split, and (y) the articles supplementary designating the Parent Series F Convertible Preferred Stock in a form reasonably acceptable to the Company.”

3. Full Force and Effect. By executing this Amendment, the parties hereto ratify and affirm the Agreement and acknowledge and agree that, except as expressly amended hereby, all terms and provisions of the Agreement remain unmodified and in full force and effect.
4. References to the Agreement. After giving effect to this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Agreement shall refer to the Agreement, as amended by this Amendment, and each reference in the Company Disclosure Letter or the Parent Disclosure Letter to “the Agreement” shall refer to the Agreement as amended by this Amendment.
5. Other Miscellaneous Terms. The provisions of Article IX (Termination) and Article X (General Provisions) of the Agreement shall apply mutatis mutandis to this Amendment and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.
[Signature Page Follows]

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be signed by its respective officer thereunto duly authorized, all as of the date first written above.
BENEFIT STREET PARTNERS REALTY TRUST, INC.

By:	/s/ Jerome S. Baglien
	Name:	Jerome S. Baglien
	Title:	Chief Financial Officer and Treasurer

RODEO SUB I, LLC

By:	/s/ Jerome S. Baglien
	Name:	Jerome S. Baglien
	Title:	Chief Financial Officer

CAPSTEAD MORTGAGE CORPORATION

By:	/s/ Phillip A. Reinsch
	Name:	Phillip A. Reinsch
	Title:	President and Chief Executive Officer

BENEFIT STREET PARTNERS L.L.C., solely for the purposes set forth in the Agreement

By:	/s/ Bryan Martoken
	Name:	Bryan Martoken
	Title:	Chief Financial Officer

Annex F – BSPRT Series F Preferred Stock Articles Supplementary
FRANKLIN BSP REALTY TRUST, INC.

ARTICLES SUPPLEMENTARY

SERIES F CONVERTIBLE PREFERRED STOCK
FRANKLIN BSP REALTY TRUST, INC., a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:
FIRST: The charter of the Company (the “Charter”) authorizes the issuance of 50,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Shares”), issuable from time to time in one or more series, and authorizes the Company’s board of directors (the “Board”) to classify or reclassify any unissued shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, or terms or conditions of redemption of such unissued shares.
SECOND: Under the authority contained in the Charter, the Board, in resolutions adopted at a meeting held on October [ ], 2021, has reclassified 50,000,000 shares of authorized but unissued shares of the Company’s common stock, $0.01 par value per share (the “Common Shares”), into additional Preferred Shares, without designation as to class or series. As a result, the Company is authorized to issue 100,000,000 Preferred Shares and 900,000,000 Common Shares.
THIRD: Under the authority contained in the Charter, the Board, in resolutions adopted at a meeting held on October [ ], 2021, has classified and designated 40,000,000 Preferred Shares of the Company as Series F Convertible Preferred Stock, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, and terms and conditions of redemption, which upon any restatement of the Charter, shall be deemed to be part of Article V of the Charter, with any necessary or appropriate changes to the enumeration of sections or subsections hereof. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Charter.
Series F Convertible Preferred Stock
(1) Designation and Number. A series of Preferred Shares, designated as the “Series F Convertible Preferred Stock” (the “Series F Preferred Shares”), is hereby established. The par value of the Series F Preferred Shares is $0.01 per share. The number of authorized Series F Preferred Shares is 40,000,000.
(2) Maturity. The Series F Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption.
(3) Ranking. The Series F Preferred Shares will, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company (a “Liquidation Event”), rank (a) senior to shares of the Company’s common stock, $0.01 par value per share (the “Common Shares”) and any other class or series of equity securities (the “Equity Securities”), now or hereafter issued and outstanding, the terms of which provide that such Equity Securities rank, as to dividend payments and the distribution of assets upon a Liquidation Event, junior to such Series F Preferred Shares (“Junior Equity Securities”), and (b) junior to the Company’s Series A Convertible Preferred Stock, $0.01 par value per share, Series C Convertible Preferred Stock, $0.01 par value per share, Series D Convertible Preferred Stock, $0.01 par value per share and any other Equity Securities now or hereafter issued by the Company and outstanding with terms specifically providing that such Equity Securities rank senior to the Series F Preferred Shares with respect to rights of dividend payments and the distribution of assets upon a Liquidation Event (“Senior Equity Securities”).
(4) Dividends.
(a) Dividends on each outstanding Series F Preferred Share shall be payable, when and as authorized by the Board of Directors out of funds legally available therefore, on the date the Company pays a dividend on its Common Shares (each such day being hereinafter called a “Series F Dividend Payment Date”) at the then applicable Dividend Rate (as defined below). Each dividend is payable to holders of record as they appear on the share records of the Company at 5:00 p.m., New York time, on the record date for each such dividend payment, which shall be the record date for the Common Shares with respect to such dividend payment (each such date, a “Record Date”).

(b) Dividends payable on each Series F Preferred Share on the Series F Dividend Payment Date shall be equal to the dividend paid with respect to a Common Share on such date (the “Dividend Rate”). Dividends shall be paid in the form in which dividends were paid to holders of Common Shares.
(c) If, for any taxable year, the Company elects to designate as a “capital gain dividend” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended) any portion (the “Capital Gains Amount”) of the dividends (as determined for U.S. federal income tax purposes) paid or made available for the year to holders of all classes of the Company’s equity securities (the “Total Dividends”), then, except as otherwise required by applicable law, that portion of the Capital Gains Amount that shall be allocable to the holders of Series F Preferred Shares shall be in proportion to the amount that the total dividends (as determined for U.S. federal income tax purposes) paid or made available to the holders of the Series F Preferred Shares for the year bears to the Total Dividends. Except as otherwise required by applicable law, the Company will make a similar allocation with respect to any undistributed long-term capital gains of the Company which are to be included in its stockholders’ long-term capital gains, based on the allocation of the Capital Gains Amount which would have resulted if such undistributed long-term capital gains had been distributed as “capital gains dividends” by the Company to its stockholders.
(d) As used herein, the term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.
(5) Liquidation Preference.
(a) In the event of any Liquidation Event, before any payment or distribution of the assets of the Company shall be made to or set apart for the holders of Junior Equity Securities, a holder of Series F Preferred Shares shall receive an amount per share equal to $2.00 per share.
(b) Upon any Liquidation Event, after payment shall have been made in full to the holders of the Series F Preferred Shares, as provided in paragraph 5(a) above, any series or class or classes of Junior Equity Securities shall, subject to any respective terms and provisions applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series F Preferred Shares shall not be entitled to share therein.
(c) Notice of any Liquidation Event, stating the payment or conversion date or dates when, and the place or places where the amounts distributable in such circumstances shall be payable or converted, shall be given not less than thirty (30) nor more than sixty (60) days prior to the payment date stated therein, to each record holder of the Series F Preferred Shares at the respective addresses of such holders as the same shall appear on the share transfer records of the Company.
(d) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Company or otherwise, is permitted under the Maryland General Corporation Law, amounts that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of the Series F Preferred Stock shall not be added to the Company’s total liabilities.
(6) Redemption. The Series F Preferred Shares are not redeemable.
(7) Conversion. The Series F Preferred Shares are not convertible into or exchangeable for any other property or securities of Company, except as provided in this paragraph (7).
(a) Mandatory Conversion. Each Series F Preferred Share (or fractional share) shall automatically and without any action on the part of the holder thereof convert into one Common Share (or equivalent fractional share, as applicable) (subject to adjustment as contemplated in Section 7(c) below, the “Conversion Rate”) upon the earlier of (i) the six-month anniversary of the listing of the Common Shares for trading on a national securities exchange, (ii) the date approved as the conversion date by the Board following a termination of the Agreement and Plan of Merger, dated as of July 25, 2021, by and among the Company, Rodeo Sub I, LLC, Capstead Mortgage Corporation and Benefit Street Partners L.L.C., (iii) three business days prior to a Liquidation Event in the event that the Board determines (which determination shall be conclusive) that the liquidating distribution per share in respect of such converted Series F Preferred Share (or fractional share) would be in an amount in excess of $2.00 per share, or (iv) immediately prior to the effective time of a Company

Change of Control, provided that the consideration per share payable in connection with such Company Change of Control in respect of such converted Series F Preferred Share (or fractional share) is an amount in excess of $2.00. A “Company Change of Control” shall be deemed to have occurred at such time after the effective date of these Articles Supplementary when the following has occurred and is continuing: the sale of all or substantially all of the business or assets of the Company (by sale, merger, consolidation or otherwise), or the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of securities of the Company entitling the acquiring person to exercise more than fifty percent (50%) of the total economic interests or total voting power of all securities of beneficial interest of the Company entitled to vote generally (except that such acquiring person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition).
(b) Miscellaneous.
(i) Any conversion pursuant to this Section 7 shall be subject to and effected in compliance with all U.S. federal and state laws and applicable stock exchange rules.
(ii) The Company will issue all Common Shares or other securities issuable upon conversion in uncertificated book entry-form no later than the fourth Business Day following the conversion date. Notwithstanding the foregoing, the persons entitled to receive any Common Shares or other securities upon conversion will be deemed to have become the holders of record thereof as of the conversion date.
(iii) The Company will at all times reserve and keep available out of its authorized and unissued Common Shares, solely for issuance upon the conversion of shares of Series F Preferred Shares as provided herein, free from any preemptive or other similar rights, such number of Common Shares as shall from time to time be issuable upon the conversion of all the shares of Series F Preferred Shares then outstanding.
(c) Anti-Dilution.
(i) If the Company shall, at any time or from time to time after the effective date of these Articles Supplementary while any Series F Preferred Shares are outstanding, subdivide, combine, reclassify, or split its outstanding Common Shares into a greater or lesser number of Common Shares, the Conversion Rate in effect immediately prior to the opening of business on the day following the day upon which such subdivision, combination, reclassification or split becomes effective shall be adjusted by multiplying such Conversion Rate by a fraction:
(A) the numerator of which shall be the number of Common Shares outstanding immediately prior to the opening of business on the day following the day such subdivision, combination, reclassification or split becomes effective; and
(B) the denominator of which shall be the number of Common Shares outstanding immediately prior to the opening of business on the day that such subdivision, combination, reclassification or split becomes effective.
An adjustment made pursuant to this Section 7(c)(i) shall become effective immediately prior to the opening of business on the day following the day upon which such subdivision, reclassification, split or combination becomes effective.
(8) Voting Rights.
(a) So long as Series F Preferred Shares are outstanding, the affirmative vote of holders entitled to cast two-thirds (2/3) of the votes entitled to be cast by holders of outstanding Series F Preferred Shares shall be necessary to approve any amendment, alteration or repeal of any provisions of the Company’s Charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege, voting power, conversion right, qualification and terms and conditions of redemption of the Series F Preferred Shares, provided, however, that the classification or issuance of any shares of any class or series of Equity Securities, including without limitation Senior Equity Securities, shall not be deemed to adversely affect the rights, preferences, conversion and other rights, voting powers, restrictions, qualifications and terms and conditions of redemption of the Series F Preferred Shares. In any matter in which the holders of Series F Preferred Shares are entitled to vote, each such holder shall have the right to one vote for each Series F Preferred Share held by such holder.
(b) Each Series F Preferred Share shall entitle the holder thereof on the applicable record date to vote together with the holders of Common Shares as a single class on all matters submitted to a vote of the holders of Common Shares, whether at a meeting of stockholders or by written consent. Each Series F Preferred Share will be entitled to a number of votes equal to the Conversion Rate (rounded down to the nearest whole number of Common Shares). The holders of Series F Preferred Shares shall be entitled to receive notice of all annual or special meetings of the stockholders of the Company in the same manner in which the holders of Common Shares are entitled to such notice.
(9) Other Limitations; Ownership and Transfer. The Series F Preferred Shares constitute Preferred Shares of the Company and are governed by and issued subject to all the limitations, terms and conditions of the Charter applicable to Preferred Shares generally, including but not limited to the terms and conditions (including exceptions and exemptions) of Article V of the Charter applicable to Preferred Shares. The foregoing sentence shall not be construed to limit the applicability to the Series F Preferred Shares of any other term or provision of the Charter.
(10) Record Holders. The Company and the transfer agent for the Series F Preferred Shares may deem and treat the record holder of any Series F Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Company nor the transfer agent shall be affected by any notice to the contrary.
(11) Miscellaneous.
(a) Preemptive and Appraisal Rights. The Series F Preferred Shares are subject to Section 5.12 of the Charter.
(b) Tax Withholding. The Company may withhold from or pay on behalf of or with respect to each holder of Series F Preferred Shares any amount of U.S. federal, state, local, or foreign taxes that the Company reasonably determines that it was or is required to withhold or pay with respect to any cash or property distributable, allocable or otherwise transferred to such holder pursuant to these Articles Supplementary, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Section 1441, 1442, or 1445 of the Internal Revenue Code of 1986, as amended.
(c) Status of Reacquired or Converted Series F Preferred Shares. Any Series F Preferred Shares that shall at any time have been repurchased, redeemed, reacquired or converted shall, after such repurchase, redemption, reacquisition or conversion, have the status of authorized but unissued Preferred Shares, without designation as to series until such shares are once more designated as part of a particular series by the Board.
(d) Severability. If any term of the Series F Preferred Shares is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, then, to the extent permitted by law, all other terms of the Series F Preferred Shares which can be given effect without the invalid, unlawful or unenforceable term shall remain in full force and effect and shall not be deemed dependent upon any other such term unless so expressed herein.
(e) Terms of the Series F Preferred Shares. All references to the “terms” of the Series F Preferred Shares (and all similar references) shall include all of the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends and other distributions, qualifications and other terms and provisions set forth in paragraphs (1) through (10), inclusive, hereof.
(f) Notices. All notices required to be provided by the Company shall be given by email or by first class mail, postage pre-paid. Any notices required to be provided by any shareholder may be given by email or by first class mail, postage prepaid.
FOURTH: The Series F Preferred Shares have been classified and designated by the Board pursuant to the powers of the Board as contained in the Charter. These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.
FIFTH: These Articles Supplementary shall become effective at [•] p.m. Eastern Time on October [•], 2021.

SIXTH: The undersigned Chief Financial Officer and Treasurer of the Company acknowledges these Articles Supplementary to be the act of the Company and, as to all matters or facts required to be verified under oath, the undersigned Chief Financial Officer and Treasurer of the Company acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and attested to by its Secretary on this [ ]th day of October  , 2021.
FRANKLIN BSP REALTY TRUST, INC.

By:
	Name:	Jerome S. Baglien
	Title:	Chief Financial Officer and Treasurer
ATTEST:

By:
	Name:	Micah Goodman
	Title:	Secretary